November 7, 2019

David Lovatt
Chief Executive Officer
GenTech Holdings, Inc.
1731 1st Avenue
New York, NY 10128

       Re: GenTech Holdings, Inc.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed October 29, 2019
           File No. 024-11055

Dear Mr. Lovatt:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:    William Eilers